Exhibit 99.2

UNITED UTILITIES PLC – DIRECTORS’ SHARE INTERESTS

11 FEBRUARY 2005

United Utilities PLC (“the Company”) announces that notification has been received today that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of £1 each on behalf of the following directors on 9 February 2005, as dividend reinvestment in accordance with the rules of the Company’s Inland Revenue approved share incentive plan (“the SIP”). The shares were purchased at a price of 645p per share.

Director	No. shares purchased in the SIP
JOHN ROBERTS	17
GORDON WATERS	17

Further information can be obtained from Tim Rayner, Company Secretary 01925 237071.

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.